UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16949D101***

(CUSIP Number)

NewQuest Asia Fund I (G.P.) Ltd.

c/o Walkers Corporate Services Limited

Walker House

87 Mary Street, George Town

Grand Cayman, Cayman Islands KY1-9005

August 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing 3 ordinary shares.

***	CUSIP number of the American Depositary Shares.

CUSIP No. 16949D101

(1)	Names of reporting persons NewQuest Capital Management (Cayman) Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 38,744,395
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 16949D101

(1)	Names of reporting persons NewQuest Asia Fund I (G.P.) Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 38,744,395
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 38,744,395
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 16949D101

(1)	Names of reporting persons NewQuest Asia Fund I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) HC, PN

CUSIP No. 16949D101

(1)	Names of reporting persons CPI Ballpark Investments Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF, WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of Mauritius
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 38,744,395
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 38,744,395
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 16949D101

(1)	Names of reporting persons Swiss Re Financial Products Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,114,508[1]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 10,114,508[1]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

1 On or about August 21, 2012, Swiss Re Financial Products Corporation (“Swiss Re”) submitted a request to convert 3,371,502 American Depositary Shares (“ADSs”) into 10,114,506 ordinary shares, par value $0.001 (the “Ordinary Shares”) of China Hydroelectric Corporation (the “Company”). Swiss Re also held an additional 2 Ordinary Shares of the Company prior to its request to convert its ADSs into Ordinary Shares.

CUSIP No. 16949D101

(1)	Names of reporting persons China Environment Fund III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,838,595[2]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 7,838,595[2]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) PN

2 On or about August 21, 2012, China Environmental Fund III, L.P. (“CEF III”) submitted a request to convert 2,612,865 ADSs into 7,838,595 Ordinary Shares. China Environment Fund III Management, L.P. (“CEF III Management”), the general partner of CEF III, and China Environment Fund III Holdings Ltd. (“CEF III Holdings”), the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and Messrs. Donald C. Ye, Shelby Chen, Michael Li, Larry Zhang and Ian Zhu, who comprise the members of the CEF III Investment Committee (the “CEF III Investment Committee Members”), may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons China Environment Fund III Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,838,595[3]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 7,838,595[3]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) PN

3 On or about August 21, 2012, CEF III submitted a request to convert 2,612,865 ADSs into 7,838,595 Ordinary Shares. CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons China Environment Fund III Holdings Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,838,595[4]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 7,838,595[4]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) OO

4 On or about August 21, 2012, CEF III submitted a request to convert 2,612,865 ADSs into 7,838,595 Ordinary Shares. CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Donald C. Ye
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 66,040,898[5]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) IN

5 On or about August 21, 2012, CEF III submitted a request to convert 2,612,865 ADSs into 7,838,595 Ordinary Shares. CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Shelby Chen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 66,040,898[6]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) IN

6 On or about August 21, 2012, CEF III submitted a request to convert 2,612,865 ADSs into 7,838,595 Ordinary Shares. CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Michael Li
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 66,040,898[7]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) IN

7 On or about August 21, 2012, CEF III submitted a request to convert 2,612,865 ADSs into 7,838,595 Ordinary Shares. CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Larry Zhang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 66,040,898[8]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) IN

8 On or about August 21, 2012, CEF III submitted a request to convert 2,612,865 ADSs into 7,838,595 Ordinary Shares. CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Ian Zhu
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 66,040,898[9]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) IN

9 On or about August 21, 2012, CEF III submitted a request to convert 2,612,865 ADSs into 7,838,595 Ordinary Shares. CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Aqua Resources Fund Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Guernsey, Channel Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,941,613[10]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 5,941,613[10]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

10 Includes 1,980,537 ADSs, representing 5,941,611 Ordinary Shares. In addition, Aqua Resources Asia Holding Limited (“ARAHL”) holds an additional 2 Ordinary Shares of the Company.

CUSIP No. 16949D101

(1)	Names of reporting persons Aqua Resources Asia Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,941,613[11]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 5,941,613[11]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

11 Includes 1,980,537 ADSs, representing 5,941,611 Ordinary Shares. In addition, ARAHL holds an additional 2 Ordinary Shares of the Company.

CUSIP No. 16949D101

(1)	Names of reporting persons FourWinds Capital Management
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,941,613[12]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

12 Includes 1,980,537 ADSs, representing 5,941,611 Ordinary Shares. In addition, ARAHL holds an additional 2 Ordinary Shares of the Company.

CUSIP No. 16949D101

(1)	Names of reporting persons Abrax
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,316,004[13]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 2,316,004
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) PN

13 On or about August 21, 2012, Abrax submitted a request to convert 772,001 ADSs into 2,316,003 Ordinary Shares. Abrax also held an additional one Ordinary Share of the Company prior to its request to convert its ADSs into Ordinary Shares

CUSIP No. 16949D101

(1)	Names of reporting persons Abrax Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,316,004[14]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 2,316,004[14]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

14 On or about August 21, 2012, Abrax submitted a request to convert 772,001 ADSs into 2,316,003 Ordinary Shares. Abrax also held an additional one Ordinary Share of the Company prior to its request to convert its ADSs into Ordinary Shares.

CUSIP No. 16949D101

(1)	Names of reporting persons IWU International Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,085,783[15]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 1,085,783[15]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

15 On or about August 21, 2012, IWU International Ltd. (“IWU”) submitted a request to convert 361,927 ADSs into 1,085,781 Ordinary Shares. IWU also held an additional 2 Ordinary Shares of the Company prior to its request to convert its ADSs into Ordinary Shares.

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission on April 19, 2011 and as amended and restated on April 25, 2011 by the Reporting Persons named therein is hereby amended and restated in its entirety by this Amendment No. 2 to the Schedule 13D (this “Statement”).

Item 1. Security and Issuer.

This Statement relates to the ADSs and Ordinary Shares of China Hydroelectric Corporation (the “Company”).

Prior to becoming a joint filer in this Statement, CPI Ballpark Investments Ltd. (“CPI”) previously filed a statement on Schedule 13D with Bank of America Corporation and Blue Ridge Investments, L.L.C., which was originally filed on February 4, 2010 and was subsequently amended on July 27, 2010 and February 14, 2011. On April 19, 2011, NewQuest Asia Fund I (G.P.) Ltd., NewQuest Asia Fund I, L.P. and CPI filed a statement on Schedule 13D relating to the prior statements on Schedule 13D filed with CPI, Bank of America Corporation and Blue Ridge Investments LLC, which was subsequently amended on April 25, 2011.

Prior to becoming a joint filer in this Statement, Swiss Re previously filed a statement on Schedule 13G on February 11, 2011.

Prior to becoming a joint filer in this Statement, CEF III, CEF III Management, CEF III Holdings and the CEF III Investment Committee Members previously filed a joint statement on Schedule 13G on April 7, 2011.

The address of the principal executive office of the Company is Building A #2105, Ping’An International Finance Center, No. 3 Xinyuan South Road, Chaoyang District, Beijing, People’s Republic of China 100027.

The information set forth in the Schedules and Exhibits to this Statement is hereby expressly incorporated herein by reference, and the responses to each item of this Statement are qualified in their entirety by the provisions of such Schedules and Exhibits.

Item 2. Identity and Background.

This Statement is filed on behalf of the following persons:

CPI and NewQuest:

CPI, a limited liability company organized under the laws of the Republic of Mauritius, is a wholly owned subsidiary of NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership (“NewQuest”). NewQuest Asia Fund I (G.P.) Ltd., a Cayman Islands exempted company (“NewQuest GP”), is the sole general partner of NewQuest. NewQuest Capital Management (Cayman) Limited, a Cayman Islands exempted company (“NewQuest Management”) provides management and advisory services to NewQuest GP.

CPI is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The principal address of CPI is: 10th Floor, Raffles Tower, 19 Cybercity, Ebene, Republic of Mauritius.

NewQuest is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The sole general partner of NewQuest is NewQuest GP. The principal address of NewQuest is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

NewQuest GP is engaged in the business of investing and managing equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. NewQuest GP was formed to serve as the sole general partner of NewQuest. The principal address of NewQuest GP is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

NewQuest Management, among other things, provides management and advisory services to NewQuest GP. The principal address of NewQuest Management is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

Swiss Re:

Swiss Re is a Delaware corporation. The principal address of Swiss Re is 55 East 52nd Street, New York, NY 10055.

CEF III:

CEF III and CEF III Management are Cayman Islands exempted limited partnerships. CEF III Holdings is a Cayman exempted limited liability company. Messrs. Ye, Chen and Zhu are United States citizens, Mr. Zhang is citizen of the People’s Republic of China, and Mr. Li is a Canadian citizen. The address for each of CEF III, CEF III Management, CEF III Holdings and each of the CEF III Investment Committee Members is 1212, 12/F, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

Aqua, ARAHL and FWCM:

Aqua Resources Fund Limited (“Aqua”) is a Guernsey registered limited liability company, the ordinary shares of which are admitted to listing on the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange plc. Its registered office is Arnold House, St. Julian’s Avenue, St. Peter’s Port, Guernsey Channel Islands GY1 3NF. ARAHL is a limited liability company organized under the laws of the Cayman Islands. Its registered office address is Scotia Centre, George Town, Grand Cayman, Cayman Islands. ARAHL is a wholly owned subsidiary of Aqua. FourWinds Capital Management (“FWCM”) is an exempt limited liability company organized under the laws of the Cayman Islands. Its registered office address is Scotia Centre, George Town, Grand Cayman, Cayman Islands. FWCM is the discretionary investment manager of Aqua.

Aqua is an authorized closed ended investment company which has an investment objective of investing to provide capital appreciation through diversified exposure to a global portfolio of water-related investments.

ARAHL is an intermediate holding company established by Aqua as a wholly owned subsidiary for the purposes of acquiring certain investments including the investment in the ADSs and Ordinary Shares.

FWCM is principally engaged in the business of providing discretionary investment management of investment vehicles for commodities and real assets. FWCM has discretionary authority to invest Aqua’s assets and is responsible for investment decisions made on behalf of Aqua. Discretionary investment management decisions in respect of the investment of Aqua’s assets are made by unanimous decisions of an investment committee of FWCM (the “FWCM Aqua Investment Committee”), details of the individual members of which are set out in Schedule I.

Abrax:

Abrax is a limited partnership organized under the laws of Hong Kong managed by Abrax Limited, its general partner. Abrax is an investor in Asian investment opportunities. The principal address of Abrax is: Suites 2504-6 25/F, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong.

Abrax Limited is a limited liability company organized under the laws of Hong Kong. Abrax Limited is engaged in the business of investing and managing Asian investment opportunities. The principal address of Abrax Limited is: Suites 2504-6 25/F, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong.

IWU:

IWU is a company incorporated in the British Virgin Islands. IWU is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The principal address of IWU is: 2nd Floor, Abbot Building, Road Town, Tortola, British Virgin Islands.

CPI, NewQuest, NewQuest GP, NewQuest Management, Swiss Re, CEF III, CEF III Management, CEF III Holdings, the CEF III Investment Committee Members, Aqua, ARAHL, FWCM, Abrax, Abrax Limited and IWU are referred to herein as the “Reporting Persons”.

Information concerning each executive officer, director and controlling person (the “Listed Persons”)16 of each of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.

During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

CPI and NewQuest:

Prior to the Company’s initial public offering, CPI purchased 50,000 series A and 25,000 series B convertible preferred shares of the Company in January 2008 and July 2008, respectively, with cash. The funds for the purchase of the convertible preferred shares of the Company by CPI (the “CPI Pre-IPO Shares”) were provided primarily from the working capital of CPI. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the CPI Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 30,858,964 Ordinary Shares.

On February 4, 2011, NewQuest entered into two agreements, pursuant to which, (i) on April 14, 2011, NewQuest acquired, among other things, CPI, including its portfolio investment holdings of 30,858,964 Ordinary Shares of the Company, and (ii) on April 15, 2011, following NewQuest’s acquisition of CPI, CPI acquired an additional 7,885,431 Ordinary Shares of the Company in exchange for $13,095,362 in cash. The source of the funds for these acquisitions was NewQuest’s working capital. As a result of such transactions, CPI became a wholly owned subsidiary of NewQuest and directly owned an aggregate of 38,744,395 Ordinary Shares of the Company.

Swiss Re:

Prior to the Company’s initial public offering, Swiss Re purchased 10,000 series A and 15,000 series B convertible preferred shares of the Company in January 2008 and July 2008, respectively, with cash. The funds for the purchase of the convertible preferred shares of the Company by Swiss Re (the “Swiss Re Pre-IPO Shares”) were provided from the working capital of Swiss Re. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the Swiss Re Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 10,114,508 Ordinary Shares, which were subsequently converted into 3,371,502 ADSs with 2 Ordinary Shares that were not converted. On or about August 21, 2012, Swiss Re submitted a request to convert 3,371,502 ADSs into 10,114,506 Ordinary Shares.

CEF III:

Prior to the Company’s initial public offering, CEF III purchased 20,000 series B convertible preferred shares of the Company in August 2008 with cash. The funds for the purchase of the convertible preferred shares of the Company by CEF III (the “CEF III Pre-IPO Shares”) were provided from the working capital of CEF III. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the CEF III Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 7,838,595 Ordinary Shares, which were subsequently converted into 2,612,865 ADSs. On or about August 21, 2012, CEF III submitted a request to convert 2,612,865 ADSs into 7,838,595 Ordinary Shares.

[16]	Each of Aqua and FWCM is disclosing executive officers, directors and controlling persons only to the extent of their actual discretionary investment power over the ADSs and Ordinary Shares of ARAHL.

Aqua, ARAHL and FWCM:

Prior to the Company’s initial public offering, ARAHL (a wholly owned subsidiary of Aqua, which is managed by FWCM) purchased 20,000 series C convertible preferred shares of the Company in October 2009, with cash. The funds for the purchase of the convertible preferred shares of the Company by ARAHL (the “ARAHL Pre-IPO Shares”) were provided by way of inter-company loan from its parent company Aqua. Under the terms of the inter-company loan arrangement between Aqua and ARAHL, in addition to repayment of the principal amount of the loan by ARAHL to Aqua, ARAHL is obliged to pay to an amount equal to the aggregate of any net income and any capital gain on the Company shares acquired by ARAHL less the aggregate of any net income loss and any capital loss (subject to certain retentions by ARAHL). The terms of the intercompany loan arrangements do not provide that the Ordinary Shares held by ARAHL are subject to any pledge or other contingency which would give Aqua voting power or investment power over them. The funds used by Aqua in order to make the relevant inter-company loan to ARAHL came from subscriptions by investors for ordinary shares of Aqua on its initial public offering. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the ARAHL Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 5,941,613 Ordinary Shares.

Abrax:

Prior to the Company’s initial public offering, Abrax purchased 5,000 series B convertible preferred shares of the Company in August 2008, with cash. The funds for the purchase of the convertible preferred shares of the Company by Abrax (the “Abrax Pre-IPO Shares”) were provided from the working capital of Abrax. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the Abrax Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 1,959,649 Ordinary Shares, which were subsequently converted into 653,216 ADSs with one Ordinary Share that was not converted. Including purchases of ADSs on the public market, Abrax acquired a total of 772,001 ADSs. On or about August 21, 2012, Abrax submitted a request to convert 772,001 ADSs into 2,316,003 Ordinary Shares.

IWU:

Prior to the Company’s initial public offering, IWU purchased 3,000 series B convertible preferred shares of the Company in August 2008, with cash. The funds for the purchase of the convertible preferred shares of the Company by IWU (the “IWU Pre-IPO Shares”) were provided from the working capital of IWU. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the IWU Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 1,175,789 Ordinary Shares, which were subsequently converted into 391,929 ADSs with 2 Ordinary Shares that were not converted. On or about August 21, 2012, IWU submitted a request to convert its remaining 361,927 ADSs into 1,085,781 Ordinary Shares.

Item 4. Purpose of Transaction

On August 21, 2012, CPI, Swiss Re, CEF III, ARAHL, Abrax and IWU (the “Consortium”) sent a letter (the “Joint Letter”) to notify the board of directors of the Company that they believed the Company’s declining share price was due to poor performance, lack of growth strategy and a lack of leadership, among other reasons. Simultaneously, the Consortium served the board of directors a notice to call an extraordinary general meeting of shareholders (an “EGM”) in order to remove certain current directors of the Company in favor of the election of a slate of directors to be nominated by the Consortium (the “EGM Notice and Proxy Materials”). The Consortium believe it is in the best interests of the Company to make these changes in order to reinvigorate the Company, improve the Company’s performance and enhance shareholder value. The Joint Letter and EGM Notice and Proxy Materials are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and each are incorporated herein by reference in its entirety.

The Reporting Persons believe that the Company is currently undervalued, and depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Ordinary Shares or ADSs at prices that would make the purchase of additional Ordinary Shares or ADSs desirable, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of Ordinary Shares or ADSs on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except as disclosed herein, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(b)	a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
(c)	any material change in the present capitalization or dividend policy of the Company;
(d)	any other material change in the Company’s business or corporate structure;
(e)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;
(f)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(g)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
(h)	any action similar to those enumerated above.

The Reporting Persons intend to review their investment in the Company’s Ordinary Shares and ADSs on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the ADSs, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional Ordinary Shares or ADSs, selling some or all of their Ordinary Shares or ADSs, or changing their intention with respect to any and all matters set forth in subparagraphs (a) - (h) of this Item 4.

Item 5. Interest in Securities of the Issuer

(a) The foregoing calculations of percentage ownership are based on 161,989,097 Ordinary Shares issued and outstanding as represented by the Company in its Annual Report on Form 20-F filed on April 27, 2012.

CPI and NewQuest:

As of August 21, 2012, CPI directly beneficially owned 38,744,395 Ordinary Shares, or approximately 23.9% of the Ordinary Shares. NewQuest, its sole general partner, NewQuest GP, and NewQuest Management, an investment manager of NewQuest GP, may be deemed to beneficially own, as of August 21, 2012, such 38,744,395 Ordinary Shares, which represents approximately 23.9% of the Ordinary Shares. Due to CPI’s participation in the Voting Agreement and ARAHL Letter of Support (each as described below), CPI, NewQuest, NewQuest GP and NewQuest Management may additionally be deemed to beneficially own, as of August 21, 2012, a total of 66,040,898 Ordinary Shares, which represents approximately 40.8% of the total outstanding Ordinary Shares of the Company.

Swiss Re:

As of August 21, 2012, Swiss Re directly beneficially owned 3,371,502 ADSs, representing 10,114,506 Ordinary Shares and two additional Ordinary Shares, or approximately 6.2% of the total outstanding Ordinary Shares of the Company. Due to Swiss Re’s participation in the Voting Agreement (as described below), it may additionally be deemed to beneficially own, as of August 21, 2012, a total of 66,040,898 Ordinary Shares, which represents approximately 40.8% of the total outstanding Ordinary Shares of the Company.

CEF III:

As of August 21, 2012, CEF III directly beneficially owned 2,612,865 ADSs, representing 7,838,595 Ordinary Shares, or approximately 4.8% of the total outstanding Ordinary Shares of the Company. CEF III Management, the general partner of CEF III, CEF III Holdings, the general partner of CEF III Management, and the CEF III Investment Committee Members, may be deemed to beneficially own, as of August 21, 2012, such 2,612,865 ADSs, representing 7,838,595 Ordinary Shares, or approximately 4.8% of the total outstanding Ordinary Shares of the Company. Due to CEF III’s participation in the Voting Agreement (as described below), CEF III, CEF III Management, CEF III Holdings and the CEF III Investment Committee Members may additionally be deemed to beneficially own, as of August 21, 2012, a total of 66,040,898 Ordinary Shares, which represents approximately 40.8% of the total outstanding Ordinary Shares of the Company.

ARAHL:

As of August 21, 2012, ARAHL directly beneficially owned: (i) 1,980,537 ADSs, representing 5,941,611 Ordinary Shares; and (ii) two Ordinary Shares, which together represents approximately 3.7% of the total outstanding Ordinary Shares of the Company. Aqua (the parent company of ARAHL), FWCM (the discretionary investment manager of Aqua), the non-executive directors of ARAHL and the members of the FWCM Aqua Investment Committee, may be deemed to beneficially own, as of August 21, 2012, such: (i) 1,980,537 ADSs, representing 5,941,611 Ordinary Shares; and (ii) two Ordinary Shares, which together represents approximately 3.7% of the Ordinary Shares. Due to ARAHL’s participation in the ARAHL Letter of Support (defined in Item 5 below), Aqua, ARAHL, FWCM, the non-executive directors of ARAHL and the members of the FWCM Aqua Investment Committee may additionally be deemed to beneficially own, as of August 21, 2012, a total of 66,040,898 Ordinary Shares, which represents approximately 40.8% of the total outstanding Ordinary Shares of the Company.

ARAHL (by virtue of its participation in the ARAHL Letter of Support), Aqua (by virtue of its being the parent of ARAHL) and FWCM (by virtue of its being the discretionary investment manager of Aqua) may be deemed to be members of a group with respect to the Company or the Ordinary Shares for purposes of Section 13(d) of the Act. Each of ARAHL, Aqua, FWCM, the non-executive directors of ARAHL and the members of the FWCM Aqua Investment Committee, expressly disclaims any such group membership for purposes of Section 13(d) of the Act or otherwise.

Abrax:

As of August 21, 2012, Abrax directly beneficially owned 772,001 ADSs, representing 2,316,003 Ordinary Shares and one additional Ordinary Share, or approximately 1.4% of the total outstanding Ordinary Shares of the Company. Due to Abrax’s participation in the Voting Agreement (as described below), it may additionally be deemed to beneficially own, as of August 21, 2012, a total of 66,040,898 Ordinary Shares, which represents approximately 40.8% of the total outstanding Ordinary Shares of the Company.

IWU:

As of August 21, 2012, IWU directly beneficially owned 361,927 ADSs, representing 1,085,781 Ordinary Shares, and 2 Ordinary Shares, or approximately 0.7% of the total outstanding Ordinary Shares of the Company. Due to IWU’s participation in the Voting Agreement, it may additionally be deemed to beneficially own, as of August 21, 2012, a total of 66,040,898 Ordinary Shares, which represents approximately 40.8% of the total outstanding Ordinary Shares of the Company.

Each of CPI, Swiss Re, CEF III, ARAHL, Abrax and IWU by virtue of the Shareholders Agreement (as described below), may be deemed to be members of a group with respect to the Company or the Ordinary Shares for purposes of Section 13(d) of the Act. Each of CPI, Swiss Re, CEF III, ARAHL, Abrax and IWU expressly disclaims any such group membership for purposes of Section 13(d) of the Act or otherwise.

The Consortium may be deemed to be members of a group with respect to the Company or the Ordinary Shares for purposes of Section 13(d) of the Act, by virtue of CPI, Swiss Re, CEF III, Abrax and IWU entering into that certain Voting Agreement, dated August 21, 2012 (the “Voting Agreement”), a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference, and by virtue of CPI and ARAHL entering into that certain Letter of Support, dated August 21, 2012 (the “ARAHL Letter of Support”), a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference. Each of the members of the Consortium expressly disclaims any such group membership for purposes of Section 13(d) of the Act or otherwise.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Each of the Reporting Persons, by virtue of the Shareholders Agreement (as described below), may be deemed to have shared power to vote those Ordinary Shares attributable to the other parties to the Shareholders Agreement. Each of Reporting Persons expressly disclaims beneficial ownership of the Company’s securities except to the extent of their own pecuniary interest.

Each of the Reporting Persons, by virtue of the Voting Agreement and the ARAHL Letter of Support, may be deemed to have shared power to vote those Ordinary Shares attributable to the other Reporting Persons. Each of the Reporting Persons expressly disclaims beneficial ownership of the Company’s securities except to the extent of their own pecuniary interest.

(c) None of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transaction in the ADSs or Ordinary Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Voting Agreement was entered into for the purpose of, among others, establishing a quorum of shareholders of the Company in order to call an extraordinary general meeting of the Company to establish the composition of the Company’s board of directors by removing certain current directors and electing new directors. The description of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 99.4. Exhibit 99.4 hereto is incorporated herein by reference into this Item 6.

The ARAHL Letter of Support was entered into for the purpose of, among others, establishing a quorum of shareholders of the Company in order to call an extraordinary general meeting of the Company to establish the composition of the Company’s board of directors by removing certain current directors and electing new directors. The description of the ARAHL Letter of Support is not intended to be complete and is qualified in its entirety by reference to the full text of the ARAHL Letter of Support, a copy of which is attached hereto as Exhibit 99.5. Exhibit 99.5 hereto is incorporated herein by reference into this Item 6.

The Amended and Restated Shareholders Agreement dated October 27, 2009, by and among the Company, CPI, Swiss Re, CEF III, ARAHL, Abrax, IWU, and certain other parties (the “Shareholders Agreement”) was entered into for the purpose of, among others, establishing the composition of the Company’s board of directors, granting to CPI, Swiss Re, CEF III, ARAHL, Abrax, IWU, and certain other parties certain registration rights and providing for a lock-up period following the Company’s initial public offering. The description of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement, a copy of which is attached hereto as Exhibit 99.6. Exhibit 99.6 hereto is incorporated herein by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith).
99.2	Letter to Board of Directors dated August 21, 2012 (furnished herewith).
99.3	Notice of EGM and Proxy Materials (furnished herewith).
99.4	Voting Agreement (furnished herewith).
99.5	ARAHL Letter of Support (furnished herewith).
99.6	Shareholders Agreement (incorporated herein by reference to Exhibit 4.4 of Form F-1 filed by China Hydroelectric Corporation on December 8, 2009, File No. 333-163558).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2012	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I (G.P.) LTD.

	By:	/s/ Darren Massara
	Name:	Darren Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I, L.P.
By: NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren Massara
	Name:	Darren Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

CPI BALLPARK INVESTMENTS LTD

	By:	/s/ Georges A. Robert
	Name:	Georges A. Robert
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2012	SWISS RE FINANCIAL PRODUCTS CORPORATION

	By:	/s/ Hank Chance
Name: Hank Chance
Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2012	CHINA ENVIRONMENT FUND III, L.P.

By: China Environment Fund III Management, L.P., its general partner

By: China Environment Fund III Holdings Ltd., its general partner

	By:	/s/ Yun Pun Wong
Name: Yun Pun Wong
Title: Authorized signatory

Date: August 21, 2012	CHINA ENVIRONMENT FUND III MANAGEMENT, L.P.

By: China Environment Fund III Holdings Ltd., its general partner

	By:	/s/ Yun Pun Wong
Name: Yun Pun Wong
Title: Authorized signatory

Date: August 21, 2012	CHINA ENVIRONMENT FUND III HOLDINGS LTD.

	By:	/s/ Yun Pun Wong
Name: Yun Pun Wong
Title: Authorized signatory

Date: August 21, 2012	DONALD C. YE

	By:	/s/ Donald C. Ye

Date: August 21, 2012	SHELBY CHEN

	By:	/s/ Shelby Chen

Date: August 21, 2012	MICHAEL LI

	By:	/s/ Michael Li

Date: August 21, 2012	LARRY ZHANG

	By:	/s/ Larry Zhang

Date: August 21, 2012	IAN ZHU

	By:	/s/ Ian Zhu

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2012	AQUA RESOURCES ASIA HOLDINGS LIMITED

	By:	/s/ Kimberly Tara
Name: Kimberly Tara
Title: Director

Date: August 21, 2012	AQUA RESOURCES FUND LIMITED

By: FourWinds Capital Management, its investment manager

	By:	/s/ Kimberly Tara
Name: Kimberly Tara
Title: CEO, FourWinds Capital Management

Date: August 21, 2012	FOURWINDS CAPITAL MANAGEMENT

	By:	/s/ Kimberly Tara
Name: Kimberly Tara
Title: CEO, FourWinds Capital Management

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2012	ABRAX

	By:	/s/ Manuel Salvisberg
Name: Manuel Salvisberg
Title: Director

Date: August 21, 2012	ABRAX LIMITED

	By:	/s/ Manuel Salvisberg
Name: Manuel Salvisberg
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2012	IWU INTERNATIONAL LTD.

	By:	/s/ Li Wu Fehlmann
Name: Li Wu Fehlmann
Title: Director

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS17

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Capital Management (Cayman) Limited. The business address of each of the executive officers and directors of NewQuest Capital Management (Cayman) Limited is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

Name	Position with NewQuest Capital Management (Cayman) Limited	Citizenship; Principal Occupation
Randhirsingh Juddoo	Director	Republic of Mauritius; Managing Director, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius
Rajan Rosick	Director	Republic of Mauritius; Head of New Business, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius
Ryutaro Aida	Director	Japan; Financial Advisor, 3-7-11-301 Azabu Juban Minato Ku Tokyo 1060045 Japan
Darren Massara	Director	United States of America; Managing Partner, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong
Min Lin	Director	China; Partner, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong
Ashraf Ali Deenmahomed	Alternate Director	Republic of Mauritius; Head of Fund Administration, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius
Bonnie Sum Wai Lo	Alternate Director	Hong Kong; Partner, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong
Amit Gupta	Alternate Director	Republic of India; Partner & Chief Operating Officer, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong
Christianeety Chuckun	Alternate Director	Republic of Mauritius; Fund Accounts Manager, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louise, Republic of Mauritius

[17]	Each of Aqua and FWCM is disclosing executive officers, directors and controlling persons only to the extent of their actual discretionary investment power over the ADSs and Ordinary Shares of ARAHL.

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Fund I (G.P.) Ltd. The business address of each of the executive officers and directors of NewQuest Asia Fund I (G.P.) Ltd. is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

Name	Position with NewQuest Asia Fund I (G.P.) Ltd.	Citizenship; Principal Occupation
Randhirsingh Juddoo	Director	See above.
Rajan Rosick	Director	See above.
Ryutaro Aida	Director	See above.
Darren Massara	Director	See above.
Min Lin	Director	See above.
Ashraf Ali Deenmahomed	Alternate Director	See above.
Bonnie Sum Wai Lo	Alternate Director	See above.
Amit Gupta	Alternate Director	See above.

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Fund I, L.P. The business address of each of the executive officers and directors of NewQuest Asia Fund I, L.P. is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

Name	Position with NewQuest Asia Fund I, L.P.	Citizenship; Principal Occupation
NewQuest Asia Fund I (G.P.) Ltd.	General Partner	Not applicable.

The following sets forth the name and present principal occupation of each director and alternate director of CPI Ballpark Investments Ltd. The business address of each of the executive officers and directors of CPI Ballpark Investments Ltd. is: 10th Floor, Raffles Tower, 19 Cybercity, Ebene, Republic of Mauritius.

Name	Position with CPI Ballpark Investments Ltd.	Citizenship; Principal Occupation
Subhash C Lallah	Director	Republic of Mauritius; Senior Counsel, Lallah Chambers, 108-109, Chancery House, Lisley Geoffroy St, Port Louis, Republic of Mauritius
Georges A. Robert	Director	Republic of Mauritius; Senior Attorney, 8 Georges Guibert Street, Port Louis, Republic of Mauritius
Darren Massara	Director	See above.
Amit Gupta	Director	See above.
Ryutaro Aida	Director	See above.
Bonnie Sum Wai Lo	Alternate Director	See above.
Min Lin	Alternate Director	See above.
Mithilesh Lallah	Alternate Director	Republic of Mauritius; Barrister, Lallah Chambers, 108-109, Chancery House, Lislet Geoffroy St, Port Louis, Republic of Mauritius

The following sets forth the name and present principal occupation of each executive officer and director of Swiss Re Financial Products Corporation. The business address of each of the executive officers and directors of Swiss Re Financial Products Corporation is: 55 East 52nd Street, New York, NY 10055.

Name	Position with Swiss Re Financial Products Corporation	Citizenship; Principal Occupation
Robin Zubretsky	Managing Director	United States of America; Chief Financial Officer Business address as above.
Hank Chance	Director	United States of America; Head Finance Asset Management Business address as above.
James Molloy	Director	United States of America; Head Risk & Short-Term Funding Business address as above.

The following sets forth the name and present principal occupation of each executive officer and director of China Environment Fund III, L.P. The business address of each of the executive officers and directors of China Environment Fund III, L.P. is: 1212, 12/F, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

Name	Position with China Environment Fund III, L.P.	Citizenship; Principal Occupation
China Environment Fund III Management, L.P.	General Partner	Not applicable.

The following sets forth the name and present principal occupation of each executive officer and director of China Environment Fund III Management, L.P. The business address of each of the executive officers and directors of China Environment Fund III Management, L.P. is: 1212, 12/F, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

Name	Position with China Environment Fund III Management, L.P.	Citizenship; Principal Occupation
China Environment Fund III Holdings Ltd.	General Partner	Not applicable.

The following sets forth the name and present principal occupation of each executive officer and director of China Environment Fund III Holdings Ltd. The business address of each of the executive officers and directors of China Environment Fund III Holdings Ltd. is: 1212, 12/F, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

Name	Position with China Environment Fund III Holdings Ltd.	Citizenship; Principal Occupation
Donald C. Ye	Director	USA; Managing Director

The following sets forth the name and present principal occupation of each director of Aqua Resources Asia Holdings Limited. The business address of each of the directors of Aqua Resources Asia Holdings Limited is also set out below.

Name	Position with Aqua Resources Asia Holdings Limited	Citizenship; Principal Occupation, and business address
Kimberly Tara	Director	USA; Chief Executive Officer, FourWinds Capital Management; c/o FourWinds Capital Management (UK) Limited, 105 Wigmore Street, London W1U 1QY, UK
Melvin Epstein	Director	USA; Chief Operating Officer, FourWinds Capital Management (US) Inc.; 60 State Street, Boston, Massachusetts, USA
Jui Kian Lim	Director	Malaysia; Managing Director, Head of Asia Environment Group, FourWinds Capital Management (HK) Limited, Level 8, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

The following sets forth the name and present principal occupation of each member of the FWCM Aqua Investment Committee. The business address of each of the FWCM Aqua Investment Committee is also set out below.

Name	Position with FWCM Aqua Investment Committee	Citizenship; Principal Occupation, and business address
Kimberly Tara	Investment Committee Member	USA; Chief Executive Officer, FourWinds Capital Management; c/o FourWinds Capital Management (UK) Limited, 105 Wigmore Street, London W1U 1QY, UK
Jui Kian Lim	Investment Committee Member	Malaysia; Managing Director, Head of Asia Environment Group, FourWinds Capital Management (HK) Limited, Level 8, Two Exchange Square, 8 Connaught Place, Central, Hong Kong
Valerie Daoud Henderson	Investment Committee Member	France; Managing Director, Head of European Environment Group, FourWinds Capital Management (UK) Limited, 105 Wigmore Street, London W1U 1QY, UK
Herman Cai	Investment Committee Member	Hong Kong SAR; Managing Director, Asia Environment Group, FourWinds Capital Management (HK) Limited, Level 8, Two Exchange Square, 8 Connaught Place, Central, Hong Kong
Lydia Whyatt	Investment Committee Member	Great Britain; Managing Director, European Environment Group, FourWinds Capital Management (UK) Limited, 105 Wigmore Street, London W1U 1QY, UK

The following sets forth the name and present principal occupation of each executive officer and director of Abrax. The business address of each of the executive officers and directors of Abrax is: Suites 2504-6 25/F, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong.

Name	Position with Abrax	Citizenship; Principal Occupation
Abrax Limited	General Partner	Not applicable.

The following sets forth the name and present principal occupation of each executive officer and director of Abrax Limited. The business address of each of the executive officers and directors of Abrax Limited is: Suites 2504-6 25/F, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong.

Name	Position with Abrax Limited	Citizenship; Principal Occupation
Manuel Salvisberg	Director	Switzerland; Director of Abrax Limited
Uli Sigg	Director	Switzerland; Director of Abrax Limited

The following sets forth the name and present principal occupation of each executive officer and director of IWU International Ltd. The business address of each of the executive officers and directors of IWU International Ltd. is: Suite 2909-10, 29/F, China Resources Building, No.26 Harbour Road, Wanchai, Hong Kong.

Name	Position with IWU International Ltd.	Citizenship; Principal Occupation
Li Wu Fehlmann	Director	Sweden; Director of IWU International Ltd.

Hans Fehlmann	Director	Switzerland; Director of IWU International Ltd.